Exhibit 99.1

PRESS RELEASE

ADHEREX ANNOUNCES FILING OF FINAL PROSPECTUS

Research Triangle Park, NC, February 14, 2007 – Adherex Technologies Inc. (AMEX:ADH, TSX:AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today announced that it has filed a final short form prospectus with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario. The filing is further to the January 19, 2007 announcement of an equity offering of up to US$25 million and the filing of a preliminary short form prospectus. The prospectus qualifies a public offering of (i) 30,304,000 units of the Company on a firm underwritten basis at a purchase price of US$0.33 per unit, and (ii) up to 45,455,000 additional units on a best efforts agency basis on the same terms. Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of US$0.40 per share at any time for a period of three years from the closing of the offering.

The offering is being made pursuant to an underwriting and agency agreement between the Company and Versant Partners Inc. For their services in connection with the distribution of the units, Versant will receive a fee of US$0.0198 per unit sold as well as underwriter warrants to purchase a number of units equal to 6% of the total number of units issued pursuant to the offering. Each underwriter’s warrant will entitle the holder to purchase, at any time within two years from the initial closing date, one unit that is identical to the units being sold in the offering at the same price per unit. The closing is expected to occur on or about February 21, 2007, subject to the fulfillment of the conditions of the underwriting and agency agreement.

If the maximum offering is completed, a total of 75,759,000 common shares will be issued pursuant to this offering and an aggregate of 44,697,810 additional common shares will be issuable upon the exercise of the warrants and underwriter warrants to be issued pursuant to this offering. Assuming the full exercise of the warrants and underwriter warrants, a total of 120,456,810 common shares would be issued, representing approximately 240% of the Company’s 50,381,787 currently issued and outstanding shares.

No shareholder currently owns or exercises control over a number of common shares of Adherex representing a “control block” (ie. a holding of more than 20% of the voting securities by one security holder or combination of security holders acting together). In order to complete the offering, the underwriter has informed the Company that a “control block” may be created as a result of the offering. In addition, other shareholders may own or exercise control over 10% or more of the Company’s issued and outstanding common shares following the offering.

The Toronto Stock Exchange (the “TSX”) may apply certain rules of the TSX Company Manual to the prospectus offering where there is potential for a change of control, which rules normally require shareholder approval. Adherex expects to obtain and rely upon an exemption from the TSX from the requirement to seek shareholder approval pursuant to Section 604(e) of the TSX Company Manual on the basis of its financial hardship. A special committee of the Board of Directors of Adherex composed entirely of independent directors, free from any interest in the prospectus offering and unrelated to any of the parties involved in the prospectus offering, has recommended the proposed financing and the application to the TSX for an exemption from the requirement to seek shareholder approval based on a determination of financial hardship. Based on this recommendation, the Board has determined that Adherex is currently in serious financial difficulty, that the prospectus offering is designed to improve its financial position and is reasonable in the circumstances, and has approved the prospectus offering.

If the minimum proposed offering is completed, Adherex expects to have the financial resources necessary to advance its clinical programs for eniluracil and ADH-1 and to pay the upfront fee of US$1 million to GlaxoSmithKline for all rights to eniluracil, as previously announced.

The offering is subject to receipt of applicable regulatory and stock exchange approvals. The issuance of the securities being offered has not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and thus may not be offered or sold within the United States unless registered under the U.S. Securities Act of 1933 and applicable state securities laws, or an exemption from such registration is available. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or to U.S. persons.

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the expected timing and size of the public offering. We can provide no assurance that such closing will proceed as currently anticipated or at all. We are subject to various risks, including our need for additional capital to fund our operations, the uncertainties of clinical trials, drug development and regulatory review, the early stage of our product candidates, our reliance on collaborative partners, our history of losses, and other risks inherent in the biopharmaceutical industry. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com